

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**11.54%**	**0.04%**	**0.05%**	**3.35%**	**1.19%**	**5.99%**
S&P 500 Index	15.61	-6.91	-5.43	1.02	-0.15	7.33
Barclays Capital Aggregate Bond Index	3.74	10.56	6.41	5.13	6.30	6.24

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 9/30/2009):	$11.4 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2009

- Google, Inc.
- IBM Corp.
- Qualcomm, Inc.
- Cisco Systems, Inc.
- McDonald's Corp.

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Bryce A. Doty, CFA

- 17 Years of industry experience.

John M. Bernstein

- 15 Years of industry experience.

Click for Full Biographies

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 9/30/2009

	12-Month Distribution Rate
Sit Balanced Fund	3.25%

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**11.54%**	**0.04%**	**0.05%**	**3.35%**	**1.19%**	**5.99%**
S&P 500 Index	15.61	-6.91	-5.43	1.02	-0.15	7.33
Barclays Capital Aggregate Bond Index	3.74	10.56	6.41	5.13	6.30	6.24

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Capital Aggregate Bond Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Capital Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Capital Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Capital Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009				
Sit Balanced	**18.31%**				
S&P 500 Index	19.26				
Barclays Capital Aggregate Bond Index	5.72				


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 9/30/2009


Sit Balanced Fund
S&P 500 Index
Barclays Capital Aggregate Bond Index
$20,000
$15,000
$10,000
$5,000
9/30/1999
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009

The sum of $10,000 invested on 9/30/1999 and held until 9/30/2009 would have grown to $11251.57 in the Fund or $9847.30 in the S&P 500 Index or $18414.77 in the Barclays Capital Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Important Legal Information



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation

as of 9/30/2009


Other Assets & Liabilities
4.4%
Bonds
34.9%
Stocks
60.7%

Top Stock Holdings

as of 9/30/2009

Top Five Stocks	% of Net Assets
Google, Inc.	1.7%
IBM Corp.	1.6
Qualcomm, Inc.	1.5
Cisco Systems, Inc.	1.4
McDonald's Corp.	1.4
Number of Holdings: 176	Top Five Stock Holdings: 7.5%

Complete List of Holdings

Holdings as of September 30, 2009.

Daily Prices

Account Access

Contact Us

Prospectuses

Applications

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**20.52%**	**9.74%**	**4.83%**	**14.82%**	**8.30%**	**5.11%**
MSCI Emerging Markets Index	20.06	16.16	5.51	14.51	8.86	4.32

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/2009):	$15 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Raymond E. Sit

- 15 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2009

- Petrobras
- Samsung Electronics
- Companhia Vale do Rio Doce
- BHP Billiton, A.D.R.
- China Life Insurance Co., A.D.R.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**20.52%**	**9.74%**	**4.83%**	**14.82%**	**8.30%**	**5.11%**
MSCI Emerging Markets Index	20.06	16.16	5.51	14.51	8.86	4.32

*Not Annualized; **Inception Date of 7/1/94


25%
20%
15%
10%
5%
0%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009				
Sit Developing Markets Growth Fund	**58.44%**				
MSCI Emerging Markets Index	61.20				


100%
75%
50%
25%
0%
-25%
-50%
-75%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 9/30/2009


$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
9/30/1999
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009

The sum of $10,000 invested on 9/30/1999 and held until 9/30/2009 would have grown to $22,194 in the Fund or $23,373 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets



Daily Prices
Account Access
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Applications

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2009


Cash & Other Net Assets 1.5%
Finance 15.7%
Energy Minerals 13.4%
Non-Energy Minerals 13.3%
Electronic Technology 11.6%
Communications 9.5%
Consumer Non-Durables 6.6%
Consumer Services 5.3%
Utilities 4.6%
Sectors Less Than 4.5% 18.5%

Portfolio Structure by Region

as of 9/30/2009


Asia
58.6%
56.8%
Latin America
23.8%
22.6%
Europe
8.1%
10.0%
Africa/Middle East
8.0%
10.6%
Cash & Other Net Assets
1.5%
0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0
10
20
30
40
50
60
70

Top Stock Holdings

as of 9/30/2009

Company	% of Net Assets
Petrobras	4.6%
Samsung Electronics	3.6
Companhia Vale do Rio Doce	3.4
BHP Billiton, A.D.R.	3.3
China Life Insurance Co., A.D.R.	2.3
Hon Hai Precision Industry Co., G.D.R.	2.3
Rio Tinto	2.2
Banco Bradesco S.A.	2.0
America Movil, A.D.R.	1.9
Teva Pharmaceutical, A.D.R.	1.9
Number of Holdings: 86	Top 10: 27.5%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Dividend Growth Class I	**13.20%**	**-4.31%**	**-0.14%**	**5.56%**	**5.35%**
S&P 500 Index	15.61	-6.91	-5.43	1.02	1.14
Sit Dividend Growth Class S	**13.05**	**-4.53**	**-0.43**	**n/a**	**1.07**
S&P 500 Index	15.61	-6.91	-5.43	n/a	-3.56

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 9/30/2009):	$32.1 Million
S Class Net Assets (as of 9/30/2009):	$23.8 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80- 6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 9/30/2009

- IBM Corp.
- Johnson & Johnson
- Verizon Communications, Inc.
- Chevron Corp.
- J.P. Morgan Chase & Co.

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Average Annual Returns

as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Dividend Growth Class I	**13.20%**	**-4.31%**	**-0.14%**	**5.56%**	**5.35%**
S&P 500 Index	15.61	-6.91	-5.43	1.02	1.14
Sit Dividend Growth Class S	**13.05**	**-4.53**	**-0.43**	--	**1.07**
S&P 500 Index	15.61	-6.91	-5.43	--	-3.56

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Since Inception

Total Return by Calendar Year

as of 9/30/2009

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-29.60%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
	2009				
Sit Dividend Growth Class I	**18.33%**				
S&P 500 Index	19.26				


Sit Dividend Growth Class I
S&P 500 Index
30%
20%
10%
0%
-10%
-20%
-30%
-40%
2004
2005
2006
2007
2008
2009

Growth of $10,000

as of 9/30/2009


Sit Dividend Growth Class I
S&P 500 Index
$20,000
$15,000
$10,000
$5,000
12/31/2003
9/30/2009

The sum of $10,000 invested at inception (12/31/03) and held until 9/30/2009 would have grown to $13,498 in the Fund's Class I or $10,677 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Sector Allocation

as of 9/30/2009


Cash & Other Net Assets
2.9%
Finance
16.1%
Health Technology
11.3%
Consumer Non-Durables
10.2%
Electronic Technology
9.6%
Energy Minerals
9.4%
Producer Manufacturing
8.3%
Technology Services
4.6%
Sectors Less Than 4.5%
27.6%

Top Stock Holdings

as of 9/30/2009

Company	% of Net Assets
IBM Corp.	3.4%
Johnson & Johnson	2.8
Verizon Communications, Inc.	2.5
Chevron Corp.	2.3
J.P. Morgan Chase & Co.	2.0
Total SA	1.9
PepsiCo, Inc.	1.8
Qualcomm, Inc.	1.8
Philip Morris International, Inc.	1.8
Occidental Petroleum Corp.	1.7
Number of Holdings: 99	Top 10: 22.1%

Complete List of Holdings

Holdings as of September 30, 2009.

Daily Prices
Account Access
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices



Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**14.67%**	**12.30%**	**12.30%**
Sit Global Dividend Growth Class S	**14.54**	**12.04**	**12.04**
Composite Index	17.15	-2.86	-2.86

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 9/30/2009):	$2.7 Million
S Class Net Assets (as of 9/30/2009):	$0.9 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2009

- IBM Corp.
- Verizon Communications, Inc.
- BHP Billiton, A.D.R.
- Rio Tinto, A.D.R.
- Occidental Petroleum Corp.

Fund Management

Roger J. Sit
- 18 Years of industry experience.

Kent L. Johnson, CFA
- 19 Years of industry experience.

Raymond E. Sit
- 16 Years of industry experience.

Michael J. Stellmacher, CFA
- 17 Years of industry experience.

Tasha M. Murdoff
- 12 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: International Equity Income



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	14.67%	12.30%	--	12.30%
Sit Global Dividend Growth Class S	14.54	12.04	--	12.04
Composite Index	17.15	-2.86	--	-2.86


Sit Global Dividend Growth Fund Class I
Composite Index
20%
15%
10%
5%
0%
-5%
3 Month
1 Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	2008	2009
Sit Global Dividend Growth Class I	-5.25%	18.53%
Sit Global Dividend Growth Class S	-5.31	18.32
Composite Index	-21.11	23.13


Sit Global Dividend Growth Class I
Composite Index
30%
20%
10%
0%
-10%
-20%
-30%
2008
2009

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Important Legal Information



Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Global Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2009


Cash & Other Net Assets
2.7%
Finance
19.9%
Energy Minerals
9.3%
Health Technology
9.2%
Consumer Non-Durables
8.8%
Electronic Technology
8.2%
Producer Manufacturing
7.6%
Retail Trade
5.5%
Communications
5.1%
Sectors Less Than 5%
23.7%

Top Stock Holdings
as of 9/30/2009

Company	% of Net Assets
IBM Corp.	2.4%
Verizon Communications, Inc.	2.1
BHP Billiton, A.D.R.	2.1
Rio Tinto, A.D.R.	2.0
Occidental Petroleum Corp.	1.8
JP Morgan Chase & Co.	1.7
Johnson & Johnson	1.6
Wells Fargo & Co.	1.6
PepsiCo, Inc.	1.5
HSBC Holdings, plc	1.5
Number of Holdings: 100	Top 10: 10.3%

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Search

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth



Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**17.98%**	**-6.15%**	**-5.29%**	**3.91%**	**-3.07%**	**3.49%**
Morgan Stanley EAFE Growth Index	16.78	-0.78	-3.22	5.75	0.56	3.36

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 9/30/2009):	$24.3 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Janet K. Kinzler

- 14 Years of industry experience.

Tasha M. Murdoff

- 12 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2009

- BHP Billiton, Ltd.
- Telefonica, S.A.
- Nestle, S.A.
- Veolia Environment
- Reckitt Benckiser, p.l.c

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Average Annual Returns

as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**17.98%**	**-6.15%**	**-5.29%**	**3.91%**	**-3.07%**	**3.49%**
MSCI EAFE Growth Index	16.78	-0.78	-3.22	5.75	0.56	3.36

*Not Annualized; **Inception Date of 11/1/91


20%
15%
10%
5%
0%
-5%
-10%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2009

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009					
Sit International Growth Fund	**22.71%**					
MSCI EAFE Growth Index	24.19					


60%
40%
20%
0%
-20%
-40%
-60%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000

as of 9/30/2009


$20,000
$15,000
$10,000
$5,000
$0
Sit International Growth Fund
MSCI EAFE Growth Index
9/30/1999
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009

The sum of $10,000 invested on 9/30/1999 and held until 9/30/2009 would have grown to $7,323 in the Fund or $10,574 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2009


Cash & Other Net Assets
0.9%
Finance
20.7%
Consumer Non-Durables
12.0%
Producer Manufacturing
9.1%
Energy Minerals
6.7%
Electronic Technology
6.6%
Health Technology
6.6%
Non-Energy Minerals
6.6%
Communications
6.0%
Sectors less than 5%
24.8%

Portfolio Structure by Region
as of 9/30/2009


Europe
55.5%
63.1%
Asia
34.7%
36.9%
Other
8.9%
0.0%
Cash & Other Net Assets
0.9%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings
as of 9/30/2009

Company	% of Net Assets
BHP Billiton, Ltd.	4.6%
Telefonica, S.A.	2.5
Nestle, S.A.	2.3
Veolia Environment	2.2
Reckitt Benckiser, p.l.c	1.9
Total, S.A.	1.7
Schlumberger, Ltd., A.D.R.	1.5
Rio Tinto, A.D.R.	1.5
Synthes, Inc.	1.5
Central European Distribution	1.5
Number of Holdings: 99	Top 10: 21.2%

Complete List of Holdings

Holdings as of September 30, 2009.

Daily Prices
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**12.58%**	**-4.33%**	**-1.03%**	**3.71%**	**-1.61%**	**9.51%**
Russell 1000® Growth Index	13.97	-1.85	-2.50	1.86	-2.56	10.12

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2009):	$409.4 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Ronald D. Sit, CFA

- 23 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2009

- Cisco Systems, Inc.
- Qualcomm, Inc.
- Google, Inc.
- IBM Corp.
- Coca Cola Co.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**12.58%**	**-4.33%**	**-1.03%**	**3.71%**	**-1.61%**	**9.51%**
Russell 1000® Growth Index	13.97	-1.85	-2.50	1.86	-2.56	10.12

*Not Annualized; **Inception Date of 9/2/82


15%
10%
5%
0%
-5%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009						
Sit Large Cap Growth Fund	**21.30%**						
Russell 1000® Growth Index	27.11						


60%
40%
20%
0%
-20%
-40%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 9/30/2009


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
Sit Large Cap Growth Fund
Russell 1000® Growth Index
9/30/1999
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009

The sum of $10,000 invested on 9/30/1999 and held until 9/30/2009 would have grown to $8,506 in the Fund or $7,720 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Important Legal Information



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2009


Cash & Other Net Assets 2.6%
Electronic Technology 15.7%
Finance 11.3%
Health Technology 9.7%
Consumer Non-Durables 9.4%
Energy Minerals 8.3%
Technology Services 8.1%
Producer Manufacturing 7.2%
Retail Trade 6.9%
Sectors Less than 6% 20.8%

Top Stock Holdings

as of 9/30/2009

Company	% of Net Assets
Cisco Systems, Inc.	2.6%
Qualcomm, Inc.	2.5
Google, Inc.	2.5
IBM Corp.	2.4
Coca Cola Co.	2.1
McDonald's Corp.	2.1
Intel Corp.	2.0
Verizon Communications, Inc.	2.0
Southwestern Energy Co.	1.9
JPMorgan Chase & Co.	1.8
Number of Holdings: 99	Top 10: 21.9%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**14.34%**	**-5.11%**	**-3.11%**	**4.11%**	**0.49%**	**11.48%**
Russell Midcap® Growth Index	17.58	-0.40	-3.10	3.75	2.18	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2009):	$142.4 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Robert W. Sit, CFA

- 16 Years of industry experience.

Matthew T. Loucks, CFA

- 12 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2009

- Activision Blizzard, Inc.
- Celgene Corp.
- Cognizant Tech Solutions Corp.
- Gilead Sciences, Inc.
- Southwestern Energy Co.

Daily Prices
Account Access
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**14.34%**	**-5.11%**	**-3.11%**	**4.11%**	**0.49%**	**11.48%**
Russell Midcap® Growth Index	17.58	-0.40	-3.10	3.75	2.18	N/A

*Not Annualized; **Inception Date of 9/2/82


Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009						
Sit Mid Cap Growth Fund	**29.97%**						
Russell Midcap® Growth Index	37.12						


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 9/30/2009


$20,000
$15,000
$10,000
$5,000
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
9/30/1999
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009

The sum of $10,000 invested on 9/30/1999 and held until 9/30/2009 would have grown to $10,505 in the Fund or $12,407 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Important Legal Information



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2009


Cash & Other Net Assets
1.8%
Health Technology
13.9%
Electronic Technology
12.5%
Technology Services
11.7%
Producer Manufacturing
9.4%
Finance
9.0%
Process Industries
7.9%
Energy Minerals
5.3%
Retail Trade
5.2%
Sectors Less Than 5%
23.3%

Top Stock Holdings

as of 9/30/2009

Company	% of Net Assets
Activision Blizzard, Inc.	2.7%
Celgene Corp.	2.6
Cognizant Tech Solutions Corp.	2.5
Gilead Sciences, Inc.	2.1
Southwestern Energy Co.	2.1
Broadcom Corp.	2.0
TCF Financial Corp.	1.9
Precision Castparts Corp.	1.9
CF Industries Holdings, Inc.	1.8
Airgas, Inc.	1.8
Number of Holdings: 100	Top 10: 21.5%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Daily Prices | Account Access | Contact Us | Prospectuses | Applications

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Important Legal Information



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**8.51%**	**11.89%**	**3.42%**	**3.97%**	**4.51%**	**4.88%**
Barclays Capital 5-Yr Municipal Bond Index	3.75	11.01	6.13	4.55	5.18	5.08

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 9/30/2009):	$273.3 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Debra A. Sit, CFA

- 26 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 14 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Yields and Durations
as of 9/30/2009

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**4.77%**	**7.96%**	**4.89%**	**14.6 Years**	**4.9 Years**	**7.1 Years**

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**8.51%**	**11.89%**	**3.42%**	**3.97%**	**4.51%**	**4.88%**
Barclays Capital 5-Yr Municipal Bond Index	3.75	11.01	6.13	4.55	5.18	5.08

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays Capital 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays Capital 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**21.29%**	
Barclays Capital 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	6.81	


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 9/30/2009


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
$25,000
$20,000
$15,000
$10,000
$5,000
12/1/1993
9/30/2009

The sum of $10,000 invested at inception (12/1/93) and held until 9/30/2009 would have grown to $21,267 in the Fund or $21,907 in the Barclays Capital 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Sector Allocation

as of 9/30/2009


Cash & Other Net Assets
2.3%
Sectors less than 3%
9.5%
Insured
5.3%
Utility
5.8%
Other Revenue
10.1%
Education/Student Loan
10.8%
Single Family Mortgage
13.1%
Multifamily Mortgage Revenue
18.3%
Hospital/Health Care Revenue
24.8%

Quality Ratings

(% of Total Net Assets)
as of 9/30/2009


Other Assets and Liabilities
2.3%
AAA
8.5%
AA
17.9%
A
16.7%
BBB
16.2%
Less Than BBB
1.7%
Not Rated*
36.7%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.5%	7.5%	17.2%	11.2%	0.3%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**14.60%**	**-6.84%**	**-2.37%**	**4.56%**	**3.98%**	**9.53%**
Russell 2000® Growth Index	15.95	-6.32	-2.60	2.91	1.10	5.19

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/2009):	$66 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Robert W. Sit, CFA

- 16 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Matt T. Loucks, CFA

- 12 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2009

- Informatica Corp.
- NuVasive, Inc.
- ANSYS, Inc.
- Ciena Corp.
- Tupperware Brands Corp.

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**14.60%**	**-6.84%**	**-2.37%**	**4.56%**	**3.98%**	**9.53%**
Russell 2000® Growth Index	15.95	-6.32	-2.60	2.91	1.10	5.19

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2009

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**					
Sit Small Cap Growth Fund	**-42.96%**	**26.26%**					
Russell 2000® Growth Index	-38.54	29.12					


Sit Small Cap Growth Fund
Russell 2000® Growth Index
125%
100%
75%
50%
25%
0%
-25%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000

as of 9/30/2009


Sit Small Cap Growth Fund
Russell 2000® Growth Index
$25,000
$20,000
$15,000
$10,000
$5,000
9/30/1999
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009

The sum of $10,000 invested on 9/30/1999 and held until 9/30/2009 would have grown to $14,780 in the Fund or $11,154 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Sector Allocation
as of 9/30/2009


Cash & Other Net Assets 2.1%
Health Technology 19.2%
Sectors less than 3.9% 27.3%
Technology Services 15.3%
Energy Minerals 3.9%
Industrial Services 5.6%
Finance 6.3%
Producer Manufacturing 7.1%
Electronic Technology 13.2%

Top Stock Holdings
as of 9/30/2009

Company	% of Net Assets
Informatica Corp.	2.7%
NuVasive, Inc.	2.7
ANSYS, Inc.	2.4
Ciena Corp.	2.1
Tupperware Brands Corp.	2.1
TCF Financial Corp.	2.0
Concur Technologies, Inc.	1.8
Citrix Systems, Inc.	1.7
Core Laboratories	1.6
Affiliated Managers Group	1.6
Number of Holdings: 98	Top 10: 20.7%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**9.71%**	**9.12%**	**1.75%**	**2.36%**	**3.58%**	**5.31%**
Barclays Capital 5-Yr Municipal Bond Index	3.75	11.01	6.13	4.55	5.18	5.89

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 9/30/2009):	$159.5 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Debra A. Sit, CFA

- 26 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 14 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations

as of 9/30/2009

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Tax-Free Income Fund	5.44%	8.37%	5.21%	14.8 Years	5.5 Years	7.1 Years

Average Annual Returns

as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	9.71%	9.12%	1.75%	2.36%	3.58%	5.31%
Barclays Capital 5-Yr Municipal Bond Index	3.75	11.01	6.13	4.55	5.18	5.89

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
12%
10%
8%
6%
4%
2%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2009

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	2.19%	8.38%	7.29%	9.25%	7.71%	10.42%	-0.63%
Barclays Capital 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	1996	1997	1998	1999	2000	2001
Sit Tax-Free Income Fund	12.86%	5.69%	9.87%	6.29%	-4.01%	8.32%	5.84%
Barclays Capital 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	2003	2004	2005	2006	2007	2008
Sit Tax-Free Income Fund	5.69%	2.87%	3.96%	3.30%	3.54%	0.26%	-15.77%
Barclays Capital 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78
	2009						
Sit Tax-Free Income Fund	23.53%						
Barclays Capital 5-Year Municipal Bond Index	6.81						


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000

as of 9/30/2009


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
9/29/1988
9/30/2009

The sum of $10,000 invested at inception (9/29/88) and held until 9/30/2009 would have grown to $29,659 in the Fund or $33,286 in the Barclays Capital 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Sector Allocation
as of 9/30/2009


Cash Equivalents
5.8%
Hospital/Health Care Revenue
18.0%
Other Revenue
15.9%
Multifamily Mortgage
12.8%
Education
10.4%
Single Family Mortgage
8.4%
Mutual Funds
7.2%
Industrial/Pollution
5.7%
Insured
5.1%
Sectors less than 3%
10.7%

Quality Ratings
(% of Total Net Assets)
as of 9/30/2009


AAA
9.6%
AA
9.4%
A
15.3%
BBB
22.8%
Less Than BBB
6.7%
Non-Rated
30.4%
Other Assets & Liabilities
5.8%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.3%	2.8%	5.5%	16.5%	5.3%

Complete List of Holdings

Holdings as of September 30, 2009.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**2.51%**	**7.81%**	**6.64%**	**5.14%**	**5.35%**	**6.63%**
Barclays Capital Intermediate Government Index	1.63	6.26	6.55	4.88	5.69	6.78

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 9/30/2009):	$496.3 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Bryce A. Doty, CFA

- 17 Years of industry experience.

Mark H. Book, CFA, CMA

- 21 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 9/30/2009

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**4.76%**	**4.78%**	**21.8 Years**	**1.9 Years**

Average Annual Returns
as of 9/30/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**2.51%**	**7.81%**	**6.64%**	**5.14%**	**5.35%**	**6.63%**
Barclays Capital Intermediate Government Bond Index	1.63	6.26	6.55	4.88	5.69	6.78

*Not Annualized; **Inception Date of 6/2/87


Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
10%
8%
6%
4%
2%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2009

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Barclays Capital Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Barclays Capital Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Barclays Capital Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**	**2009**	
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**6.54%**	
Barclays Capital Intermediate Government Bond Index	1.68	3.84	8.47	10.43	0.09	


Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
16%
12%
8%
4%
0%
-4%
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 9/30/2009


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
$42,000
$38,000
$34,000
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
6/2/1987
6/30/2008

The sum of $10,000 invested at inception (6/2/87) and held until 9/30/2009 would have grown to $41,997 in the Fund or $43,295 in the Barclays Capital Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 9/30/2009


Cash & Other Net Assets 3.1%
U.S. Treasury/Federal Agency 0.7%
GNMA Pass-Through 14.9%
FNMA Pass-Through 33.3%
FHLMC 16.6%
Collateralized Mortgage Obligations 31.4%

Estimated Average Life Profile

as of 9/30/2009


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3.0%
93.7%
3.0%
0.0%
0.3%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Prospectuses
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Important Legal Information

High Income Municipal Bond Fund

I Class Ticker: SHMIX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2009

	Three Month*	One Year	Since Inception**
Sit High Income Municipal Bond Fund Class I	**11.38%**	**9.74%**	**0.21%**
Barclays Capital Municipal Bond Index	7.12	14.85	5.19

*Not Annualized; **Inception Date of 12/31/06

About the Fund

Net Assets (as of 9/30/2009):	$59.2 Million
Inception Date:	12/31/06
Lead Manager Tenure:	Since 12/31/06
I Class Ticker Symbol:	SHMIX
Sit Fund Number:	18
CUSIP Number:	82979K-40-7
Minimum Investment Amount:	$150,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Debra A. Sit, CFA

- 27 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 14 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

High Income Municipal Bond Fund

I Class Ticker: SHMIX

Fund Type: High Income Municipal Debt

Average Annual Returns

as of 9/30/2009

	Three Month*	One Year	Since Inception**
Sit High Income Municipal Bond Fund	**11.38%**	**9.74%**	**0.59%**
Barclays Capital Municipal Bond Index	7.12	14.85	14.93

*Not Annualized; **Inception Date of 12/31/06.


Sit High Income Municipal Bond Fund
Barclays Capital Municipal Bond Index
20%
15%
10%
5%
0%
3 Month
1 Year
Since Inception

Total Return by Calendar Year

as of 9/30/2009

	2007	2008	2009
Sit High Income Municipal Bond Fund	**-2.49%**	**-18.93%**	**27.24%**
Barclays Capital Municipal Bond Index	3.36	-2.47	14.00


Sit High Income Municipal Bond Fund
Barclays Capital Municipal Bond Index
30%
20%
10%
0%
-10%
-20%
2007
2008
2009

Growth of $10,000

as of 9/30/2009


$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
Sit High Income Municipal Bond Fund
Barclays Capital Municipal Bond Index
12/31/2006
9/30/2009

The sum of $10,000 invested at inception (12/31/06) and held until 9/30/2009 would have grown to $9,751 in the Fund or $10,336 in the Lehman Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

High Income Municipal Bond Fund

I Class Ticker: SHMIX

Fund Type: High Income Municipal Debt

Sector Allocation

as of 9/30/2009


Cash Equivalents
0.9%
Sectors less than 3.5%
11.1%
Hospital/Health Care Revenue
20.6%
Lease Rental
3.5%
General Obligation
3.5%
Industrial/Pollution Control
6.2%
Multifamily Mortgage
15.8%
Insured
11.2%
Education
13.0%
Other Revenue
14.2%

Quality Ratings

(% of Total Net Assets)
as of 9/30/2009


AAA
1.6%
AA
3.5%
Other Assets and Liabilities
0.9%
Non-Rated
25.0%
A
16.2%
Less Than BBB
10.1%
BBB
42.7%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0%	0.4%	1.4%	9.8%	13.4%	1.7%

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.